June 30, 2006

Mail Stop 6010

Nelson Liao
Chief Executive Officer
AOB Biotech, Inc.
301 N. Lake Avenue, Suite 202
Pasadena, California 91101

>   **Re: AOB Biotech, Inc.**
>   **Registration Statement on Form 10-SB**
>   **Filed June 5, 2006**
>   **File No. 001-32897**

Dear Mr. Liao

We have the following comments to your filing. Please file an amendment by July 24, 2006 which responds to our comments. If you cannot amend the filing by that time, you should consider withdrawing the filing before it becomes effective by operation of law. You could then refile when you are able to respond to our comments. Please note that you should file any request for withdrawal by August 3, 2006.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1.   We note from the cover page of your registration statement that you intend to register your securities pursuant to Section 12(g) of the Securities Exchange Act. Please note that you have filed your document on EDGAR tagged as a "10SB12B." Please revise your future documents so that the cover page and form type as indicated on EDGAR are consistent.

General, page 2

2.	We note your disclosure about seeking to obtain quotation on the OTC Bulletin Board. Please disclose the purpose of seeking OTC Bulletin Board quotation at this time.

Forward Looking Statements, page 2

3.	We note your statement in the second sentence of the third paragraph. Please revise this statement to remove the implication that you do not take responsibility for the disclosures in your registration statement.

4.	Please revise your fourth paragraph to eliminate the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act as the statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 do not apply to statements made by issuers of penny stock. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act.

Item 1. Description of Business, page 4

5.	We note the statement on your website www.aobbiotech.com that "[t]he AOB conglomerate also includes AOB Commerce, Inc. (www.aobinc.com), AOB Capital, Inc. (www.aobcapital.com), AOB Vacations, Inc. (www.aobvacations.com) and AOB Transportation, Inc." Please tell us how these entities relate to you and your current operations and revise your filing to the extent appropriate.

6.	We note your disclosure states that the company was formerly named AOB Capital, Inc. and that in May 2004 the company ceased all financial services, yet your web site www.aobbiotech.com indicates that AOB Capital, Inc. is still in operation and provides a link to the AOB Capital web site which appears to be operational. Please tell us how the disclosure in your document reconciles to the statements made on your website and revise your filing as appropriate.

7.	Please clarify in which countries you are currently selling your products and whether you currently have sales in China or Taiwan.

8.	Please explain whether you have received or sought any approvals from the Chinese Food and Drug Administration to date.

Overview of Industry, page 4

9.   We note your statements about surveys and studies on pages 4 and 5. Please
        provide to us copies of each of the surveys, marked to show where they support
        the statements you make. Also, provide us with copies of the articles you cite,
        marked to show where the statements you cite are located.

Research and Development, page 7

10.   As required by Item 101(b)(8) of Regulation S-B, please provide an estimate of
        the amount spent during each of the last two fiscal years on research and
        development.

11.   We note you have defined the China Food and Drug Administration as the FDA
        here, yet you have defined it differently on page 4. Please revise throughout to
        avoid confusion with the US Food and Drug Administration.

Item 2. Management's Discussion and Analysis or Plan of Operation

Results of Operations, page17

12.   You state that revenues in 2005 were earned from providing
        wholesale/distribution and exporting of herbal and nutritional supplement
        products and marketing and consulting services; however, your income statement
        attributes the full $244,000 to marketing consulting revenue. Please revise to
        clarify the specific nature of your revenue.

13.   Describe the nature of the specific factors and amounts that contributed to the
        increase in operating expenses each period. In addition, we note the discussion of
        the decrease in operating costs during the interim period on page 18. The
        financial statements show an increase in operating costs during the period. Please
        revise to clarify.

14.   You state that the increase in sales for the periods ended February 28, 2006
        compared to the same period in the prior year was due to better product selection.
        Considering the limited product sales each period, please revise to provide a
        discussion of the specific factors and activities that contributed to the significant
        increase in revenue each period.

Liquidity and Capital Resources, page 20

15.   Please provide a discussion of your specific plan of operations and plans to develop and market your products and services, including your expected funding needs and expected sources of funding.

Critical Accounting Policies and Estimates, page 21

16.   Please revise to clarify the basis for recognizing consulting fee income when the agreement is executed. Clarify whether you have any additional obligations after the agreement is executed and how you have met all the requirements of SAB 104 for income recognition. In addition, clarify why service contract revenue is recognized at the time the invoice is issued and how this relates to the period over which services are provided.

Item 5. Directors and Executive Officers…, page 22

17.   Briefly describe the business experience during the past five years of each of your officers and directors. Please indicate whether your officers serve in their capacities as full-time employees. If they do not serve as full-time employees, please indicate the approximate number of hours each such officer devotes to your business and expand your risk factor disclosure as appropriate.

Item 7. Certain Relationships and Related Transactions, page 23

18.   Please update this section to include all of the information required as of a more recent practicable date.

Part II

Item 4. Recent Sales of Unregistered Securities, page 24

19.   Please revise to disclose all sales of unregistered securities within the last three years as required by Item 701 of Regulation S-B. For example, we note from your disclosure in Note 6 to your financial statements that you raised $411,918 in the private placement you commenced on May 1, 2005, but your disclosure under Item 4 only indicates the $368,918 that you raised from the sale of unregistered securities between June 1, 2005 and April 30, 2006. We also note from your Condensed Statements of Changes in Stockholders' Equity for the nine months ended February 26, 2006 that you issued 873,836 shares of common stock during that period.

Part F/S

Audited Financial Statements for the Years ended May 31, 2005 and 2004

General

20.   Please update the financial statements when required by Item 310(g) of
        Regulation S-B.

21.   We see the discussion in Note 1 on page 33 that in June 2004 you ceased all
        financial service operations. Please tell us why these operations have not been
        presented as discontinued in accordance with SFAS 144.

Note 2. Summary of Significant Accounting Policies, page 33

Use of Estimates, page 33

22.   Please tell us why you do not have any accounts receivable balance at May 31,
        2005 or February 28, 2006.

23.   Please revise to clarify how you recognize revenue from product sales and
        services you provide to customers, identifying in each instance those events that
        would indicate that each criterion outlined in SAB Topic 13A has been met.
        Please also address the following in your response:

        •   With regards to your services, we note that you provide consulting
            services to Chinese and Taiwanese manufacturers. It appears that you also
            help U.S. and Japanese manufacturers with the approval process. With the
            consulting agreement with Super Max USA, you help to formulate
            products for sale and provide market studies for the sale of such products.
            For each of these services, please expand to discuss the significant terms
            of these agreements and how you considered them with regards to your
            revenue recognition policy. Clarify the basis for the amounts recognized
            in revenue related to these agreements and whether you have any
            additional obligations at the time of recognition;

        •   With regards to your licensing agreement with Sunnylife Global, Inc.,
            please tell us the significant terms of this licensing agreement and how
            you recognize this revenue and clarify the basis for recognition of revenue
            when the agreement was executed;

        •   Your discussion in the results of operations states that you have revenue
            from contract services. Please quantify this amount and describe the
            material terms of the agreements; and

- Please tell us whether any of your revenues are derived from affiliates or related parties.

Segment Information, page 35

24. Provide the information about geographic areas required by paragraph 38 of SFAS 131.

Note 6. Capital Stock, page 39

25. Please tell us about the December 2004 stock issuance at $.01 per share, including whether this was issued to employees, officers or affiliates and how the price was determined.

Reviewed Financial Statements for the Nine Months Ended February 28, 2006 and 2005, page 40

26. Please revise the statements of changes in stockholders' equity on page 44 to clarify that the retained earnings balance at the beginning of 2006 was a deficit and there was net income for the nine months ended February 28, 2006.

27. Please revise the footnotes to disclose the specific nature of the deferred revenue recorded on your balance sheet at February 28, 2006.

28. Please tell us the difference between the $411,918 proceeds from issuance of common stock on the statement of cash flows, the $436,918 in the statement of stockholders' equity and the $386,918 discussed in Note 3.

Part III

29. Please revise your filing to include all the exhibits required by Item 2 of Part III of Form 10-SB. For example, we note you have not included your agreements with Sunnylife Global and Mega-Care of Las Vegas or any of your material leases under which a part of the property described in your registration statement is held.

* * * * *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Nelson Liao
AOB Biotech, Inc.
June 30, 2006
Page 7

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Praveen Kartholy at (202) 551-3778 or in his absence, Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        Timothy Buchmiller
                                        Senior Attorney